

12010607

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01|01|2011___ AND ENDING ___12|31|2011___
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___10227 Wincopin Circle___
(No. and Street)

___Columbia___   ___MD___   ___21044___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Reznick Group, P.C.___
(Name – if individual, state last, first, middle name)

___7501 Wisconsin Ave___ ___Bethesda___ ___MD___ ___20814___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Anna Zelinsky___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Enterprise Equities, Inc.___ , as of ___December 31___ , 20_11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____SVP & CCO_____
Title

___Marjrie a Dirar___
Notary Public

State of Maryland
County of Howard
My Commission expires 4-27-12

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

ENTERPRISE EQUITIES, INC.
(A Wholly-Owned Subsidiary Of
Enterprise Community Investment, Inc.)

SEC ID#: 8-43068

DECEMBER 31, 2011


Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

ENTERPRISE EQUITIES, INC.
(A Wholly-Owned Subsidiary Of
Enterprise Community Investment, Inc.)

SEC ID#: 8-43068

DECEMBER 31, 2011

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x) Independent Auditors' Report

(x) (a) Facing Page

(x) (b) Balance Sheet

(x) (c) Statement of Operations

(x) (d) Statement of Cash Flows

(x) (e) Statement of Changes in Stockholder's Equity

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(x) Notes to Financial Statements

(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 Under the Securities Exchange Act of 1934

( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-3

( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation

(x) (l) An Oath or Affirmation

( ) (m) Copy of the SIPC Supplemental Report

( ) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

( ) (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act 34

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

TABLE OF CONTENTS - CONTINUED

( ) (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act

( ) (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission



Reznick Group

ACCOUNTING · TAX · BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

We have audited the following financial statements of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Community Investment, Inc.) for the year ended December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Balance Sheet	7
Statement of Operations	8
Statement of Changes in Stockholder's Equity	9
Statement of Cash Flows	10

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Equities, Inc., at December 31, 2011, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
February 1, 2012

- 6 -

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

BALANCE SHEET

December 31, 2011

ASSETS

Cash	$	226,281
Prepaid expenses and other assets		19,174
TOTAL ASSETS	$	245,455

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to Enterprise Community Investment, Inc.	$	56,402
Total liabilities		56,402

STOCKHOLDER'S EQUITY

Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		139,053
Total stockholder's equity		189,053
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	245,455

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

STATEMENT OF OPERATIONS

Year ended December 31, 2011

REVENUE		
Consulting fee income	$	223,379
Total revenue		223,379
OPERATING EXPENSES		
Payroll and benefits		169,986
Licenses and membership fees		21,779
Professional fees		18,250
Other operating expenses		10,249
Total operating expenses		220,264
INCOME BEFORE TAXES		3,115
INCOME TAX EXPENSE		3,115
NET INCOME	$	-

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2011

	Common stock		Additional paid-in capital		Retained earnings		Total stockholder's equity	
Balance, December 31, 2010	$	1,000	$	49,000	$	139,053	$	189,053
Net income		-		-		-		-
Balance, December 31, 2011	$	1,000	$	49,000	$	139,053	$	189,053

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	-
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Increase in prepaid expenses and other assets		(5,075)
Increase in due to Enterprise Community Investment, Inc., net		31,725
Net cash provided by operating activities		26,650
CASH, BEGINNING OF YEAR		199,631
CASH, END OF YEAR	$	226,281
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Payments made for income taxes	$	4,680

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Enterprise Equities, Inc. (we or us) is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Community Investment, Inc. (Enterprise). Enterprise Community Partners, Inc., a nonprofit publicly supported charitable foundation, is the sole shareholder of Enterprise.

We were established as a captive broker-dealer of Enterprise for the purpose of selling direct participation equity interests in real estate limited partnerships. We are a member of the Financial Industry Regulatory Association (FINRA). Our business is conducted primarily through Enterprise, as we have no employees of our own.

We are a registered FINRA Broker Dealer in twenty-nine states throughout the United States of America and the District of Columbia.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. As of December 31, 2011, we had no items that could be considered cash equivalents.

Consulting Fee Income

Consulting fee income is recognized as earned when services are provided.

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011

NOTE 2 - INCOME TAXES

We have an unwritten tax-sharing agreement with Enterprise. Pursuant to the unwritten agreement, we are included in the consolidated federal income tax return filed by Enterprise and we pay or receive an amount equal to the federal income tax expense or benefit we would have recognized had we filed a separate federal income tax return. No deferred tax balances have been recorded since there are no temporary differences for federal or state income tax purposes.

Income tax expense incurred for the year ended December 31, 2011 was $3,115. As of December 31, 2011, prepaid minimum state franchise taxes amounted to $3,725, which are included in prepaid expenses and other assets on the balance sheet.

We also generally remain subject to the examination of our various state income tax returns for a period of four to five years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, we have examined the likelihood that our tax positions would be challenged in an audit conducted by the taxing authorities. We believe that it is more likely than not that our tax positions would withstand audit, and as a result, we have recorded no liability for taxes, interest or penalties that result from uncertain tax positions.

NOTE 3 - NET CAPITAL REQUIREMENT

We are required to comply with the uniform net capital rule of the Securities and Exchange Commission (SEC). This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 15 times "net capital" as those terms are defined in the rule, or if net capital falls below the required amount of $5,000. We may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded.

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011

The computation of net capital and the ratio of aggregate indebtedness to net capital under the uniform net capital rule as of December 31, 2011, are as follows:

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	56,402
Total aggregate indebtedness	$	56,402
Net capital:		
Credit items:		
Common stock	$	1,000
Additional paid-in capital		49,000
Retained earnings		139,053
		189,053
Debit items:		
Prepaid expenses and other assets		15,449
FINRA depository		17,762
		33,211
Net capital	$	155,842
Ratio of aggregate indebtedness to net capital		36.2%

There are no differences between this computation and that filed by us on SEC Form X-17A-5 (FOCUS filing) as of December 31, 2011.

NOTE 4 - SCHEDULES

There are no other supporting schedules included herewith since the information required under Rule 17a-5 of the Securities and Exchange Act of 1934 is included in note 3 to the financial statements or is not applicable as we are claiming an exemption under Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011

NOTE 5 - DUE TO ENTERPRISE COMMUNITY INVESTMENT, INC.

We have a consulting agreement with Enterprise, under which we provide advice to Enterprise with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Annual fees in the amount of $64,800 are payable to us under the terms of the agreement and were recognized and included in consulting fee income on the statement of operations for the year ended December 31, 2011. In addition, costs incurred by us for the benefit of Enterprise in excess of $64,800 are also charged to Enterprise. During the year ended December 31, 2011, these excess costs totaled $158,579. The agreement with Enterprise will continue until terminated by either us or Enterprise with 30 days notice.

As we have no employees of our own, all of our costs are paid for by Enterprise and we reimburse Enterprise or its affiliates for the costs incurred on behalf of us. Payroll and benefit costs are allocated to us based on the time spent in performing these activities by Enterprise's employees. All other costs incurred with Enterprise are allocated to us on an actual or usage basis.

The amount due to Enterprise is non-interest bearing and payable on demand. Additionally, any and all amounts owed to Enterprise and/or its affiliates are subordinate to all of our other debt and obligations to other parties. As of December 31, 2011, $56,402 is due to Enterprise.

NOTE 6 - MAJOR CUSTOMER

Our sole source of revenue is through selling direct participation equity interests in real estate limited partnerships to Enterprise via our consulting agreement with Enterprise as identified in note 5.

NOTE 7 - SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011

accompanying notes. Management evaluated the activity of the Company through February 1, 2012 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.



Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE
COMMISSION (SEC) RULE 17A-5(G)(1)

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

      In planning and performing our audit of the financial statements of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Community Investment, Inc.) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

      Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

      The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

www.reznickgroup.com



that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect on correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.



ACCOUNTING ▪ TAX ▪ BUSINESS ADVISORY

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
February 1, 2012